Exhibit 99.1

INDUSTRIAS BACHOCO ANNOUNCES SECOND QUARTER 2022 RESULTS

Celaya, Guanajuato, Mexico – July 27th, 2022

Industrias Bachoco, S.A.B. de C.V., “Bachoco” or “the Company”, (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the second quarter (“2Q22”) and first half (“1H22”) 2022 ended on June 30, 2022. All figures have been prepared in accordance with International Financial Reporting Standard (“IFRS”) and are presented in nominal million Mexican Pesos (“$”), except earnings per share.

HIGHLIGHTS- 2022 vs. 2021

•	Net sales increased 26.7% in 2Q22 and increased 26.3% in 1H22
•	EBITDA margin was 15.9% for 2Q22 and 15.2% for the 1H22
•	SG&A as percentage of net sales was 8.0% and 8.1% for 2Q22 and 1H22 respectively.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated, “Seasonally, the second quarter is one of the strongest of the year and this 2Q22 performed that way. Even when we kept observing important increases in raw material costs like corn and soybean meal, the good balance between supply and demand and our participation in all main channels, in poultry, allowed us to capture better prices and offset the negative impacts due to higher costs.

We reached an increase in total sales of 26.7% for 2Q22 when compared to the same period of 2021. Part of that increase was related to an 8.3% higher volume sold in our Others segment as we integrated sales from RYC Alimentos in this business line.

Our cost of sales in 2Q22 increased 21.4% vs 2Q21. Most of that increase was related to higher raw material costs, as aforementioned, which had a negative impact both in our Mexican and U.S. operations.

In terms of expenses, we kept our SG&A under control as a percentage of sales, we reported 8.0% for the quarter which compares to the 8.3% of 2Q21.

As a result, our operating income for 2Q22 was $3,831.0 million which represents a 14.5% margin; this compares to the $2,088.8 million and 10.0% margin achieved in 2Q21.

We reported an EBITDA of $4,212.5 million in 2Q22 and 15.9% margin, which compares to the $2,437.4 million and 11.7% obtained in the same period of 2021.

Contact Information

inversionistas@bachoco.net / T. +52(461)618 3555

CAPEX for the first half of 2022 was $1,908.5 million compared to $1,307.5 million for the same period of 2021. This was achieved while ending with a net cash position of $17,904.5 million by the end of 2Q22”.

Executive Summary

The following financial information is expressed in millions of nominal pesos, except for amounts per share and per ADR, with comparative figures for the same periods of 2021.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2Q22	2Q21	Change
	$	$	$	%
Net Sales	26,432.1	20,860.9	5,571.1	26.7
Net sales in Mexico	19,839.8	15,937.6	3,902.2	24.5
Net sales in the U.S.	6,592.3	4,923.4	1,668.9	33.9

NET SALES BY SEGMENT
In millions of pesos	2Q22	2Q21	Change
	$	$	$	$
Net Sales	26,432.1	20,860.9	5,571.1	26.7
Poultry	22,605.9	18,170.5	4,435.5	24.4
Other	3,826.1	2,690.5	1,135.7	42.2

NET VOLUME SOLD BY SEGMENT

In tons			Change
	2Q22	2Q21	Volume	%
Total sales volume:	591,738	583,661	8,077.2	1.4
Poultry	437,723	441,486	(3,763.4)	(0.9)
Others	154,015	142,175	11,840.6	8.3

The Company’s 2Q22 net sales totaled $26,432.1 million; $5,571.1 million or 26.7% more than the $20,860.9 million reported in 2Q21. The increase was mainly a result of higher volume sold in Others and higher price across our main business lines.

In 2Q22, sales of our U.S. operations represented 24.9% of our total sales compared to a 23.6% in the same period of 2021.

GROSS PROFIT
In millions of pesos	2Q22	2Q21	Change
	$	$	$	%
Cost of sales	20,518.5	16,901.1	3,617.4	21.4
Gross profit	5,913.6	3,959.8	1,953.8	49.3
Gross margin	22.4%	19.0%	-	-

In 2Q22, cost of sales was $20,518.5 million; $3,617.4 million or 21.4% higher than the $16,901.1 million reported in 2Q21. This increase was due to higher unit cost in our main business lines as a result of higher raw material prices in USD terms.

The Company´s gross profit in 2Q22 was $5,913.6 million, higher than the gross profit of $3,959.8 million in 2Q21, with a gross margin of 22.4% for 2Q22 vs 19.0% in 2Q21.

Selling, general and administrative expenses (“SG&A”)

In millions of pesos	2Q22	2Q21	Change
	$	$	$	%
Total SG&A	2,123.3	1,729.2	394.1	22.8

Total SG&A expenses in 2Q22 were $2,123.3 million; $394.1 million higher than the $1,729.2 million reported in 2Q21. Total SG&A expenses as a percentage of net sales were 8.0% in 2Q22 and 8.3% in 2Q21.

other income (expense), net
In millions of pesos	2Q22	2Q21	Change
	$	$	$	%
Other income (expense), net	40.7	(141.8)	182.5	(128.7)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 2Q22, we recorded other income of $40.7 million, compared with other expenses of $141.8 million reported in 2Q21.

OPERATING INCOME
In millions of pesos	2Q22	2Q21	Change
	$	$	$	%
Operating income	3,831.0	2,088.8	1,742.2	83.4
Operating margin	14.5%	10.0%	-	-

Operating income in 2Q22 totaled $3,831.0 million; $1,742.2 million higher than the $2,088.8 million reported in 2Q21. This represents an operating margin of 14.5% for 2Q22, higher when compared to the same period of 2021.

NET FINANCIAL INCOME
In millions of pesos	2Q22	2Q21	Change
	$	$	$	%
Net Financial Income	157.9	(97.0)	254.8	(262.8)
Financial Income	333.6	2.1	331.5	15,578.6
Financial Expense	175.8	99.1	76.7	77.4

In 2Q22, the Company reported net financial income of $157.9 million, compared to the net financial expenses of $97.0 million reported in the same period of 2021.

TAXES FOR THE PERIOD
In millions of pesos	2Q22	2Q21	Change
	$	$	$	%
Total Taxes	1,054.1	548.7	505.5	92.1
Income tax	394.7	804.5	(409.8)	(50.9)
Deferred income tax	659.4	(255.9)	915.3	(357.7)

As a result of a higher operating income, Total taxes for the 2Q22 were $1,054.1 million compared with total taxes of $548.7 million in the same period of 2021.

NET controlling interest INCOME
In millions of pesos	2Q22	2Q21	Change
	$	$	$	%
Net income	2,934.7	1,443.2	1,491.6	103.4
Net margin	11.1%	6.9%	-	-
Non-Controlling Interest income	(9.3)	(33.6)	24.3	n/a
Net controlling interest income	2,944.1	1,476.8	1,467.3	n/a
Basic and diluted income per share[1]	4.91	2.46	2.4	n/a
Basic and diluted income per ADR[2]	58.94	29.55	29.4	n/a
Weighted average Shares outstanding[3]	599,380	599,743	-	-

1 In pesos

2 in pesos, one ADR equals to twelve shares

3 In thousands of shares

For the 2Q22 we had Net controlling interest income of $2,944.1 million, representing a basic and diluted income per share of $4.91 compared with a Net controlling interest income of $1,476.8 million, and $2.46 pesos of income per share in 2Q21. This increase was attributed to higher operating results.

EBITDA
In millions of pesos	2Q22	2Q21	Change
	$	$	$	%
Net controlling interest income	2,944.1	1,476.8	1,467.3	99.4
Income tax expense (benefit)	1,054.1	548.7	505.5	92.1
Result in associates	(9.3)	(33.6)	24.3	(72.2)
Net finance (income) expense	(157.9)	97.0	(254.8)	(262.8)
Depreciation and amortization	381.5	348.6	32.9	9.4
EBITDA	4,212.5	2,437.4	1,775.1	72.8
EBITDA Margin (%)	15.9%	11.7%	-	-
Net revenues	26,432.1	20,860.9	5,571.1	26.7

EBITDA in 2Q22 reached $4,212.5 million, representing an EBITDA margin of 15.9%, compared to an EBITDA of $2,437.4 million in 2Q21, with an EBITDA margin of 11.7%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1H22	1H21	Change
	$	$	$	%
Net Sales	50,799.1	40,218.6	10,580.5	26.3
Net sales in Mexico	37,936.2	30,566.9	7,369.3	24.1
Net sales in the U.S.	12,862.9	9,651.6	3,211.3	33.3

NET SALES BY SEGMENT
In millions of pesos	1H22	1H21	Change
	$	$	$	%
Net Sales	50,799.1	40,218.6	10,580.5	26.3
Poultry	43,482.1	35,154.3	8,327.8	23.7
Other	7,316.9	5,064.2	2,252.7	44.5

NET VOLUME SOLD BY SEGMENT

In metric tons			Change
	1H22	1H21	Volume	%
Total sales volume:	1,175,400	1,141,743	33,656.4	2.9
Poultry	879,210	858,464	20,745.4	2.4
Others	296,190	283,279	12,911.1	4.6

During the first half of 2022, net sales totaled $50,799.1 million; $10,580.5 million or 26.3% more than $40,218.6 million reported in the same period of 2021. The increase in sales is mainly attributable to higher prices of our main business lines when compared to the first half of 2021.

In 1H22, sales of our U.S. operations represented 25.3% of our total sales, compared with 24.0% in 1H21.

OPERATING RESULTS
In millions of pesos	1H22	1H21	Change
	$	$	$	%
Cost of Sales	39,759.0	32,040.7	7,718.3	24.1
Gross Profit	11,040.1	8,177.9	2,862.2	35.0
Total SG&A	4,122.4	3,366.5	755.9	22.5
Other Income (expense)	55.5	(163.6)	219.1	(133.9)
Operating Income	6,973.2	4,647.7	2,325.4	50.0
Net Financial Income	(77.9)	222.6	(300.5)	(135.0)
Income Tax	1,832.6	1,352.6	480.0	35.5
Net controlling interest income	5,100.7	3,577.2	1,523.5	42.6

In 1H22, the cost of sales totaled $39,759.0 million; $7,718.3 million or 24.1% higher than the $32,040.7 million reported in 1H21.

As a result, we reached a gross profit of $11,040.0 million and a gross margin of 21.7% in 1H22, when compared to $8,177.9 million of gross profit and margin of 20.3% reached in the same period of 2021.

Total SG&A expenses in 1H22 were $4,122.4 million; $755.9 million or 22.5% more than the $3,366.5 million reported in 1H21. In 1H22 total SG&A expenses as a percentage of net sales represented 8.1% compared with 8.4% in 1H21.

In 1H22 we had other income of $55.5 million, compared with other expenses of $163.6 million reported in 1H21.

Operating income in 1H22 was $6,973.2 million, which represents an operating margin of 13.7%, an increase compared to the operating income of $4,647.7 million and the operating margin of 11.6% in 1H21.

Net financial expenses in 1H22 was $77.9 million, compared to a net financial income of $222.6 million in 1H21.

Total taxes were $ 1,832.6 million as of June 30, 2022. These taxes include $999.3 million of income tax and $833.3 million of deferred income taxes. These figures compare to total taxes of $1,352.6 million in 1H21.

All the above resulted in a Net controlling interest income of $5,100.7 million or 10.0% of margin in the 1H22, which represents $8.51 pesos of earnings per share; while in the 1H21 the Net controlling interest income totaled $ 3,577.2 million, 8.9% of margin and $5.96 pesos of earnings per share.

EBITDA
In millions of pesos	1H22	1H21	Change
	$	$	$	%
Net controlling interest profit	5,100.7	3,577.2	1,523.5	42.6
Income tax expense (benefit)	1,832.6	1,352.6	480.0	35.5
Result in associates	(37.9)	(59.4)	21.4	(36.1)
Net finance (income) expense	77.9	(222.6)	300.5	(135.0)
Depreciation and amortization	756.3	703.1	53.2	7.6
EBITDA	7,729.5	5,350.8	2,378.7	44.5
EBITDA Margin (%)	15.2%	13.3%	-	-
Net revenues	50,799.1	40,218.6	10,580.5	26.3

EBITDA in 1H22 reached $7,729.5 million, representing an EBITDA margin of 15.2%, compared to an EBITDA of $5,350.8 million in 1H21, with a margin of 13.3%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	June 30, 2022	Dec. 31st, 2021	Change
	$	$	$	%
TOTAL ASSETS	70,429.6	65,988.8	4,440.8	6.7
Cash and cash equivalents	20,479.8	20,777.0	(297.1)	(1.4)
Accounts receivable	5,048.4	5,108.5	(60.0)	(1.2)
TOTAL LIABILITIES	18,193.6	17,704.7	488.9	2.8
Accounts payable	6,460.3	10,200.7	(3,740.3)	(36.7)
Short-term debt	2,575.3	1,993.9	581.4	29.2
Long-term debt	-	-	-	-
TOTAL STOCKHOLDERS’ EQUITY	52,236.0	48,284.1	3,951.9	8.2
Capital stock	1,173.9	1,174.4	(0.5)	(0.0)

Cash and equivalents as of June 30, 2022 totaled $20,479.8 million vs $20,777.0 million as of December 31, 2021.

Total debt as of June 30, 2022 was $2,575.3 million, compared to $ 1,993.9 million reported as of December 31, 2021.

Net cash as of June 30, 2022 was $ 17,904.5 million, compared to net cash of $ 18,783.1 million as of December 31, 2021.

CAPITAL EXPENDITURES
In millions of pesos	1H22	1H21	Change
	$	$	$	%
Capital Expenditures	1,908.8	1,307.5	601.3	46.0

Total CAPEX for the 1H22 was $1,908.8 million and $1,307.5 million in 1H21, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION

As of June 30, 2022
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$43,458

SHARE PRICE

	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
June	76.90	68.56	72.43	47.25	39.70	43.35
May	78.17	76.03	76.27	47.09	44.75	46.86
April	77.83	74.96	77.83	46.64	44.42	45.78
March	69.42	67.16	68.04	40.45	38.30	39.95
February	71.99	68.02	69.42	43.19	39.67	39.67
January	73.60	69.22	69.28	44.66	41.14	41.14

Source: Yahoo Finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
BANK OF AMERICA	Fernando Olvera	folvera@bofa.com
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Luis Rodrigo Willard Alonso	lrwillard@gbm.com
INTERCAM	Richard Horbach Martinez	rhorbach@intercam.com.mx
JP MORGAN	Ulises Argote	ulises.argote@jpmorgan.com
SANTANDER	Alan Alanis Peña	aalanis@santander.com.mx

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars (“USD”) using an exchange rate of $20.14 per USD $1.0, which corresponds to the rate at the close of June 30, 2022, according to Mexico’s National Bank.

•	Consolidated Statement of Financial Position

•	Consolidated Statement of Income

•	Consolidated Statement of Cash Flows

•	Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-

	In U.S. Dollar	June 30,	December 31,
In million pesos	2022	2022	2021*
TOTAL ASSETS	$3,497.0	70,429.6	65,988.8

Total current assets	2,001.3	40,305.4	37,845.6
Cash and cash equivalents	1,016.9	20,479.8	20,777.0
Total accounts receivable	250.7	5,048.4	5,108.5
Inventories	653.3	13,156.5	9,145.6
Other current assets	80.5	1,620.6	2,814.6

Total non current assets	1,495.7	30,124.2	28,143.2
Net property, plant and equipment	1,132.9	22,816.9	21,763.4
Other non current Assets	362.8	7,307.3	6,379.8
TOTAL LIABILITIES	$903.4	18,193.6	17,704.7

Total current liabilities	593.3	11,948.6	12,835.3
Notes payable to banks	127.9	2,575.3	1,993.9
Accounts payable	320.8	6,460.3	10,200.7
Other taxes payable and other accruals	144.6	2,912.9	640.7

Total long-term liabilities	310.1	6,245.0	4,869.4
Long-term debt	-	-	-
Other non current liabilities	56.4	1,135.1	1,027.9
Deferred income taxes	253.7	5,109.9	3,841.5

TOTAL STOCKHOLDERS' EQUITY	$2,593.6	52,236.0	48,284.1

Capital stock	58.3	1,173.9	1,174.4
Commission in shares issued	20.6	414.1	414.1
Retained earnings	2,443.3	49,207.3	45,038.6
Others accounts	49.7	1,000.9	1,179.2
Non controlling interest	21.8	439.8	477.7

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,497.0	70,429.6	65,988.8

*Audited

CONSOLIDATED STATEMENT OF INCOME
Second Quarter Results, ended June 30th:
-Unaudited-

	U.S. Dollar
In millions pesos	2022	2022	2021
Net sales	$1,312.4	26,432.1	20,860.9
Cost of sales	1,018.8	20,518.5	16,901.1
Gross profit	293.6	5,913.6	3,959.8
SG&A	105.4	2,123.3	1,729.2
Other income (expenses), net	2.0	40.7	(141.8)
Operating income	190.2	3,831.0	2,088.8
Net finance income	7.8	157.9	(97.0)
Income tax	52.3	1,054.1	548.7
Net Income	$145.7	2,934.7	1,443.2

Non-controlling interest	(0.46)	(9.3)	(33.6)
Net controlling interest profit	146.18	2,944.1	1,476.8
Basic and diluted earnings per share	0.24	4.91	2.46
Basic and diluted earnings per ADR	2.93	58.94	29.55
Weighted average Shares outstanding[1]	599,380	599,380	599,743

EBITDA Result	$209.2	4,212.5	2,437.4

Gross margin	22.4%	22.4%	19.0%
Operating margin	14.5%	14.5%	10.0%
Net margin	11.1%	11.1%	6.9%
EBITDA margin	15.9%	15.9%	11.7%

1 In thousands

CONSOLIDATED STATEMENT OF INCOME
Accumulated results, for the six months ended June 30.
-Unaudited-

	U.S. Dollar
In millions pesos	2022	2022	2021
Net sales	$2,522.3	50,799.1	40,218.6
Cost of sales	1,974.1	39,759.0	32,040.7
Gross profit	548.2	11,040.1	8,177.9
Selling, general and administrative expenses	204.7	4,122.4	3,366.5
Other income (expenses), net	2.8	55.5	(163.6)
Operating income	346.2	6,973.2	4,647.7
Net finance income	(3.87)	(77.9)	222.64
Income tax	91.0	1,832.6	1,352.6
Net income	$251.4	5,062.7	3,517.8

Non-controlling interest	(1.88)	(37.9)	(59.4)
Net controlling interest profit	253.3	5,100.7	3,577.2
Basic and diluted earnings per share	0.42	8.51	5.96
Basic and diluted earnings per ADR	5.07	102.1	71.57
Weighted average Shares outstanding[1]	599,380	599,380	599,790

EBITDA Result	$383.8	7,729.5	5,350.8

Gross margin	21.7%	21.7%	20.3%
Operating margin	13.7%	13.7%	11.6%
Net margin	10.0%	10.0%	8.7%
EBITDA margin	15.2%	15.2%	13.3%

1 In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	June 30,
	2022	2022	2021
NET MAJORITY INCOME BEFORE INCOME TAX	$342.4	6,895.3	4,870.4

ITEMS RELATING TO INVESTING ACTIVITIES:	45.7	919.6	821.6
Depreciation and others	50.5	1,016.7	911.5
Income (loss) on sale of plant and equipment	1.2	23.2	43.3
Other Items	(6.0)	(120.3)	(133.2)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	388.0	7,814.9	5,691.9
CASH GENERATED OR USED IN THE OPERATION:	(195.2)	(3,932.2)	284.7
Decrease (increase) in accounts receivable	(12.5)	(251.1)	(70.5)
Decrease (increase) in inventories	(206.8)	(4,165.5)	(310.0)
Increase (decrease) in accounts payable	(99.0)	(1,993.0)	1,855.0
Other Items	123.0	2,477.5	(1,189.9)

NET CASH FLOW FROM OPERATING ACTIVITIES	192.8	3,882.7	5,976.7

NET CASH FLOW FROM INVESTING ACTIVITIES	(124.5)	(2,508.4)	(882.8)
Acquisition of property, plant and equipment	(94.8)	(1,908.9)	(1,306.2)
Proceeds from sales of property plant and equipment	2.7	53.5	1.8
Other Items	(32.4)	(653.1)	421.6

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	68.2	1,374.2	5,093.9

Net cash provided by financing activities:	(79.5)	(1,601.5)	(2,875.3)
Proceeds from loans	28.3	570.0	1,237.2
Principal payments on loans	0.6	11.4	(1,912.3)
Dividends paid	(21.1)	(425.8)	(425.8)
Other items	(87.2)	(1,757.1)	(1,774.4)
Net increase (decrease) in cash and equivalents	(11.3)	(227.3)	2,218.5

Cash and investments at the beginning of year	$1,028.2	20,707.1	19,242.4
CASH AND INVESTMENTS AT END OF PERIOD	$1,016.9	20,479.8	21,461.0

DERIVATIVES POSITION REPORT

Second Quarter 2022

Thousands of Mexican Pesos, as of June 30, 2022

TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			2Q-2022		1Q-2022		2Q-2022	1Q-2022
Forward Vanilla y KO Fwd	Hedge	$ 224,433	$ 20.14		$ 19.89		$ -80,565	$ -157,022	90% in 2022 and 10% in 2023	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn, soybean meal and soybean oil	Hedge	$ 566,793	CORN		CORN		$ 24,903	$ 66,687	100% in 2022
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					May-22	$ 7.488
					Jul-22	$ 7.330
			Sep-22	$ 6.288	Sep-22	$ 6.963
			Dec-22	$ 6.198	Dec-22	$ 6.838
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					May-22	$ 467.5
					Jul-22	$ 459.4
			Aug-22	$ 435.5	Aug-22	$ 447.9
			Sep-22	$ 416.1	Sep-22	$ 432.2
			Oct-22	$ 405.7	Oct-22	$ 414.5
			Dec-22	$ 406.7	Dec-22	$ 411.5
			SOYBEAN OIL		SOYBEAN OIL
			In US cents per pound		In US cents per pound
			month	price	month	price
			Aug-22	$ 67.01	May-22	$ 69.94
			Sep-22	$ 65.68
Options of Corn	Hedge	$ 620,897	CORN		CORN		$ 27,649	$ 138,102	92% in 2022 and 8% in 2023
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					May-22	$ 7.488
					Jul-22	$ 7.330
			Sep-22	$ 6.288	Sep-22	$ 6.963
			Dec-22	$ 6.198	Dec-22	$ 6.838
			Mar-23	$ 6.263	Mar-23	$ 6.845
Options of soybean meal	Hedge	$ 878,302	SOYBEAN MEAL		SOYBEAN MEAL		$ 34,539	$ 66,894	78% in 2022 and 22% in 2023
			In USD per ton		In USD per ton
			month	price	month	price
					May-22	$ 467.5
			Aug-22	$ 435.5	Jul-22	$ 459.4
			Sep-22	$ 416.1	Aug-22	$ 447.9
			Oct-22	$ 405.7	Sep-22	$ 432.2
			Dec-22	$ 406.7	Oct-22	$ 414.5
			Jan-23	$ 405.9	Dec-22	$ 411.5
			Mar-23	$ 401.3	Jan-23	$ 406.1
			May-23	$ 398.3	Mar-23	$ 394.8
Options of Soybean oil	Hedge	$ 63,655	SOYBEAN OIL		SOYBEAN OIL		-$ 973	$ 521	100% in 2022
			In US cents per pound		In US cents per pound
			month	price	month	price
			Aug-22	$ 67.01
			Sep-22	$ 65.68	May-22	$ 69.94

-The total financial instruments do not exceed 5% of total assets as of June 30, 2022.

-The notional value represents the net position as of June 30, 2022 at the exchange rate of Ps.20.14 per one dollar.

-A negative value means an unfavorable effect for the Company.

Second Quarter 2022
Thousands of Mexican Pesos, as of June 30, 2022						PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla y KO Fwd	-$ 80,565	$19.64	$ 20.64	$ 21.15	Direct	-$ 193,539	$ 32,409	$ 94,048
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 24,903	$ 5.974	$ 6.602	$ 6.917	The effect will materialize as the inventory is consumed	-$ 3,437	$ 53,243	$ 81,582
Futures of Soybean Meal: (2)		$ 413.7	$ 457.3	$ 479.1
Futures for Soy Oil (2)		$ 63.7	$ 70.4	$ 73.7
Options for Corn	$ 27,649	$ 5.974	$ 6.602	$ 6.917		-$ 3,396	$ 58,694	$ 89,738
Options of Soybean Meal	$ 34,539	$ 413.7	$ 457.3	$ 479.1		-$ 3,718	$ 74,727	$ 114,914
Options of soybena Oil	-$ 973	$ 63.66	$ 70.36	$ 73.71		-$ 1,374	-$ 573	-$ 172

(1) The reference value is the exchange  rate of Ps. $20.14 per USD as of June 30, 2022.

(2) The reference values are: future of corn Sep 2022, $6.2880 USD/bushel, the future of soybeanmeal Aug 2022, $435.50 USD/ton and the future of soybean oil Aug 2022, $67.01 usd cts / pound

    'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.

(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

-A negative value means an unfavorable effect for the Company.

Second Quarter 2022
Thousands of Mexican Pesos, as of June 30, 2022								STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla y KO Fwd	-$80,565	$10.07	$15.11	$25.18	$30.21	Direct	-$2,340,042	-$1,210,303	$737,767	$1,579,072

CONFERENCE CALL INFORMATION

The Company will host its second quarter 2022 earnings call on Thursday, July 28th, 2022. The earnings call will take place at 10:00 am Central Time (11:00 am ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 866 374 5140

Toll free in Mexico: 1 866 779 1760

Toll Local Mexico: 52 55 6722 5258

Toll in the Brazil: 800 761 0711

To access the event online:

https://onlinexperiences.com/Launch/QReg/ShowUUID=A1D63B38-F85B-4377-8636-68C0716DB2D4&LangLocaleID=1033

Confirmation Number: 68053969#

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 80 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 32,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information: Maria Guadalupe Jaquez maria.jaquez@bachoco.net Andrea Guerrero andrea.guerrero@bachoco.net T. +52(461)618 3555